Mail Stop 3010

January 26, 2010

Mr. Rinat Remler
Vice President and Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

> **Re:** **Elron Electronic Industries Ltd.**
> **Form 20-F for fiscal year ended December 31, 2008**
> **Filed June 29, 2009**
> **Form 20-F/A for the fiscal year ended December 31, 2008**
> **Filed December 2, 2009**
> **File No. 0-11456**

Dear Mr. Remler:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant